[Letterhead of Winston & Strawn LLP]

February 25, 2009

Securities and Exchange Commission

Attention: Perry Hindin, Special Counsel

One Station Place

100 F Street, NE

Washington, DC 20549-3263

Re:	Diamond Management & Technology Consultants, Inc.

Response to Schedule TO-I

Filed February 5, 2009

File No. 5-53119

Ladies and Gentlemen:

Our firm represents Diamond Management & Technology Consultants, Inc., a Delaware corporation (the “Company”). We are submitting this letter on behalf of the Company in response to your comment letter dated February 20, 2009 regarding the Transaction Statement on Schedule TO-I filed by the Company on February 5, 2009 (File No. 5-53119) (the “Schedule TO”). We have addressed your February 20, 2009 comment letter by reproducing each comment below and providing the Company’s response immediately following each comment. Simultaneously with the delivery of this letter, the Company has filed Amendment No. 1 to the above-referenced Schedule TO (the “Amendment”) and exhibits thereto, including the Supplement to the Offer to Exchange Restricted Stock Units for Common Stock, dated February 25, 2009, filed as Exhibit (a)(9) to the Amendment (the “Supplement”), with changes responsive to your comment letter.

General

1.	It appears that the Company is relying upon the global exemptive order issued by the Commission on March 21, 2001 with respect to “option exchange offers.” In your response letter, explain how this offer meets all of the conditions outlined in the global order. In particular, advise us whether all of the common stock to be issued in exchange for tendered restricted stock

Securities and Exchange Commission

February 25, 2009

units will be issued under a qualifying employee benefit plan. In addition, explain why having a minimum and a maximum tender condition is consistent with a compensatory reason for this offer.

Response:

The Company is a management consulting firm that provides strategic advice to its clients. The Company has a long history of providing the majority of its variable annual compensation to employees in the form of equity-based awards. For the past several years, these equity-based annual awards have been primarily restricted stock units (“RSUs”) that vest over a period of years. The Company has become aware that equity-based annual compensation awards have become less prevalent and less desirable in the marketplace for employees, and cash-based annual awards have become more common. To enhance its ability to attract and retain qualified employees and to provide employees with clear performance incentives, the Company has decided to replace its annual equity-award program with a new cash award program beginning in the fiscal year commencing April 1, 2009.

The Company, however, has a significant “tail” of outstanding, unvested RSUs that were part of its annual award programs in fiscal years ended on March 31, 2005, 2006, 2007 and 2008. These RSU awards, which were made under the Company’s 1998 Equity Incentive Plan and 2000 Stock Option Plan, have been registered on S-8 registration statements Nos. 333-67899 and 333-47830, respectively (which were superseded by Registration Statement No. 333-109942 upon completion of a recapitalization of the Company). In order to provide clarity of incentives, the Company desires to eliminate the “tail” of unvested RSUs prior to commencing the new annual cash award compensation program. On the existing vesting schedules, the unvested RSUs would vest over the next several years. The Company has decided to offer its employees an opportunity to exchange their unvested RSUs for a discounted number of vested shares (0.80 of a share for each unvested RSU) pursuant to the terms of the offer statement (the “Exchange Offer”). The vested shares will be subject to lockup arrangements as described in the offer statement.

The Company is relying on the March 21, 2001 Exemptive Order issued by the Commission with respect to exchange offers for repricing of employee stock options. The Company believes that the RSUs subject to the Exchange Offer are the equivalent of stock options under the Exemptive Order, in that they are equity-based awards issued pursuant to an employee benefit plan that are subject to vesting schedules. The Exemptive Order requires, among other things, that the issuer be eligible to use Form S-8, that the equity awards were issued under an employee benefit plan, that the issuer disclose in the offer to purchase the essential features and significance of the Exchange Offer, including risks that the holders should consider in deciding whether to accept the offer, and, except as exempted by the order, the issuer complies with the Rule 13e-4. The

Securities and Exchange Commission

February 25, 2009

Company satisfies all of these conditions. In addition, the Exemptive Order requires the following:

1. The securities being offered in the Exchange Offer will be issued under an employee benefit plan. The common stock being issued in the Exchange Offer is to be issued pursuant to the 2000 Stock Option Plan (Exhibit 4.4 to Amendment No. 2 to Registration Statement on Form S-8 No. 333-47830). The 2000 Stock Option Plan provides in Section 8.3 that stock awards may be made in shares. The Company intends to issue the shares in the Exchange Offer pursuant to this provision of the 2000 Stock Option Plan. Approximately 6,760,000 shares remain available for issuance under the 2000 Stock Option Plan, all of which are registered under Registration Statement on Form S-8 No. 333-109942 (which superseded Registration Statement 333-47830, as noted above). The maximum number of shares issuable in the Exchange Offer is approximately 1,812,211 (subject to rounding up for fractional shares), or 0.80 times the 2,265,261 Eligible RSUs. Thus, the Company believes that the shares to be issued in the Exchange Offer satisfy the requirement that they be issued pursuant to an employee benefit plan.

2. The Exchange Offer is conducted for compensatory purposes. As noted above, the purpose of the Exchange Offer is to eliminate the overhang of RSUs that are the result of annual grants of variable compensation to permit the Company to go forward with the implementation of a new annual variable cash compensation plan. The Company believes that to achieve appropriate focus and incentives through the compensation system, as many employees as possible should be put on the same basis with respect to their variable annual compensation program. In connection with the implementation of the new program, the outstanding, unvested RSUs should be removed from the Company’s ongoing compensation program. The Company desires to align the Company’s performance goals with the compensation to be realized by the employees in future years. The compensatory purpose here is similar to that contemplated in a stock option repricing: to permit the Company to respond to current market conditions with clear compensatory performance incentives that will lead to recruitment and retention of the employees most likely to grow and improve the company’s business.

For these reasons, the Company believes that the Exchange Offer is being conducted for appropriate compensatory reasons.

The staff has asked that the Company address reasons for the maximum and the minimum offer conditions specified in the Exchange Offer. The maximum number (2,265,261) of Eligible RSUs set forth in the Exchange Offer is the current number of outstanding unvested RSUs from annual grants made in fiscal years 2005, 2006, 2007 and 2008. There are no other RSUs outstanding from the annual variable compensation programs of the Company. The minimum number (1,600,000) is the number at which the Company believes that the number of outstanding unvested RSUs will be sufficiently reduced to permit the Company to move forward with its new annual variable cash award program without the compensatory overhang of a substantial number of outstanding unvested RSUs. Again, the Company believes that these conditions help it to achieve the compensatory purpose of the Exchange Offer.

Securities and Exchange Commission

February 25, 2009

2.	Explain in your response letter why pro forma financial statements are not material in the context of this exchange offer. If one of the principal reasons for conducting this exchange offer is for the anticipated impact on Diamond’s balance sheet, isn’t this information material to security holders? In the alternative, revise the offer materials to include the pro forma financial information required under Item 1010(b) of Regulation M-A and advise how you intend to disseminate this new disclosure.

Response:

The Company believes that an expected decrease in stock-based compensation expense in future periods due to the Exchange Offer and the commencement of the new cash based variable compensation program is desirable. This future income statement effect would be offset by a large current stock-based compensation expense charge in the current quarter. The Company believes that a narrative disclosure of the accounting treatment and anticipated financial impact of the Exchange Offer is appropriate under the requirements of Rule 11-02(b) of Regulation S-X and therefore full pro forma disclosure under Item 1010(b) of Regulation M-A is not necessary. The Company intends to distribute the new disclosure under this Comment by sending an email to all employees showing the changes to the offer statement as well as filing an amendment to its Schedule TO.

A summary of the accounting treatment and anticipated financial impact of the Exchange Offer has been included as a new subsection to Section 10 of the Offer to Exchange (Certain Information About Us) as follows:

Accounting Treatment and Anticipated Financial Impact of the Tender Offer. The tender offer, as described herein and assuming consummation, qualifies as a modification under Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment” since the shares to be issued in the tender offer will be fully vested. Such a modification will result in the expensing of the previously unrecognized compensation expense attributable to the tendered Eligible RSUs that are exchanged for common shares on the date of the tender offer’s expiration. Should the Company complete the tender offer, the Company expects to record additional stock-based compensation expense in the fourth quarter of the current fiscal year representing previously unrecognized compensation expense attributable to the tendered Eligible RSUs. In the absence of the tender offer, the stock-based compensation expense attributable to the Eligible RSUs would be recognized over future periods as such RSUs vest.

The aggregate stock-based compensation expense to be recognized upon the successful completion of the tender offer (the “Stock-Based Compensation Charge”) will depend on the number of Eligible RSUs that are properly exchanged. If the

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February 25, 2009

minimum number of Eligible RSUs (1,600,000) are exchanged, then the Stock-Based Compensation Charge is expected to be approximately $13.0 million related to the tender offer in the fourth quarter of the current fiscal year. If all Eligible RSUs (2,265,261) are exchanged, then the Stock-Based Compensation Charge is expected to be approximately $18.0 million related to the tender offer in the fourth quarter of the current fiscal year. The Stock-Based Compensation Charge will have a significant negative effect on net income and earnings per share in the fourth quarter of the current fiscal year. On a tax-effected basis, the Company expects the earnings per share effect of the Stock-Based Compensation Charge to be a reduction of approximately $0.31 to $0.44 per diluted share based on a Stock-Based Compensation Charge of between $13.0 million and $18.0 million, respectively.

As stated above, in the absence of the tender offer, the stock-based compensation expense attributable to the 2,265,261 Eligible RSUs would be recognized over future periods as the RSUs vest. Such stock-based compensation expense would be approximately $7.3 million, $6.5 million, $3.6 million and $0.6 million, in fiscal years 2010, 2011, 2012 and 2013, respectively, in the absence of the tender offer. However, if the Company completes the tender offer, then this future stock-based compensation expense would not be recognized and instead the Company expects to recognize the Stock-Based Compensation Charge currently in the fourth quarter of fiscal year 2009.

If employees choose to have shares withheld for taxes in the tender offer, then the Company will pay such taxes in cash instead of issuing shares of an equivalent value to the employees. The cost of paying such employee taxes as well as any other expenses related to the tender offer will be funded from the Company’s available cash reserves. The tax expense will depend on the price of Diamond common shares at the expiration of the tender offer. Assuming a stock price of $3.00 per share, the Company expects such taxes and expenses to be approximately $1.9 million, which will be incurred in the fourth quarter of the current fiscal year. This estimate is based on a majority of the employees choosing to have shares withheld to pay taxes in the tender offer. If a greater number of employees choose to have shares withheld than the Company estimates based on historical experience, then the cash outlay by the Company would be higher. Assuming all 2,265,261 Eligible RSUs are tendered in exchange for 1,812,211 shares and all employees choose to have shares withheld, then the Company would expect the cash cost of the taxes and expenses to be approximately $2.1 million. Of this $2.1 million cash outlay, $1.7 to $1.9 million is comprised of employee taxes. These employee taxes paid by the Company will not be recorded as an expense on the Company’s income statement, but rather on the balance sheet as a reduction of additional paid-in capital. The cost of paying such employee taxes and any related expenses will be funded from the Company’s available cash resources. The Company believes it has adequate cash resources to pay such expenses and fund its operations. At December 31, 2008, the Company had approximately $42.4 million in cash and cash equivalents.

Securities and Exchange Commission

February 25, 2009

3.	Revise the offer to Exchange to include a brief statement as to the accounting treatment of the exchange offer. See Item 1004(a)(xi) of Regulation M-A. If the Company does not believe this information is material in the context of this offer, explain why in your response letter.

Response:

The Company believes that a narrative disclosure of the accounting treatment of the Exchange Offer is appropriate and has addressed this Comment with the disclosure described in its response to Comment 2 above.

4.	We note the disclosure in the fourth paragraph on page 2 and the first paragraph on page 18. If this language is intended to apply to holders of RSUs located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.I. of SEC Release 33-8957. Please advise us as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8), or revise the disclosure here consistent with that rule.

Response:

The Exchange Offer is being made to all employees of the Company and each of its subsidiaries on a global basis. We are not aware of any illegality or other impediment to executing the Exchange Offer for any of the Company’s employees worldwide at this time.

Why is Diamond making the offer?, page 4

5.	Clarify why an offer in which you are issuing common stock facilitates Diamond’s goal of moving away from stock awards and towards cash-based compensation.

Response:

The Company is proposing to issue common stock in exchange for unvested RSUs. However, the amount of stock to be issued in the Exchange Offer is 80% of the number of shares that would be issued over the life of the vesting schedule. In addition, the Eligible RSUs relate to past annual awards for past performance. The Company intends to suspend annual equity awards for the foreseeable future immediately upon the completion of the Exchange Offer. This includes not granting any equity awards for variable compensation for performance during fiscal year 2009, which ends March 31, 2009.

Further, future cash payments for variable compensation would be recorded as an expense on the Company’s income statement. In the absence of the Exchange Offer, there would be an additional stock-based compensation expense on the income statement

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February 25, 2009

in future periods related to past equity awards for past performance. Instead of recognizing both cash expense for current performance under the new program and stock-based compensation expense for past performance under the old program in the same periods, the Company believes that it would be preferable to incur a current charge for the past equity awards due to the Exchange Offer and embark on the new program with compensation expense more closely tied to current performance and the new cash based variable compensation program.

Background and Purpose of the Offer, page 7

6.	In the third paragraph in this section, you state that the offer will result in an increase in the percentage of common shares held by executive officer employees proportional to all other employee shareholders. Disclose the percentage increase, assuming full participation by executive officer employees in the offer.

Response:

The third sentence of that paragraph currently reads: “If they do so and we complete the tender offer, the current proportional holdings of our executive officer employees in the Company will increase relative to other stockholders.” This sentence was intended to address executive officer holdings relative to non-employee stockholders or the “public” stockholders. The executive officer employees who participate in the Exchange Offer will be in a similar position to all other participating employees in that at the time of the issuance of shares, the employees as a group will see an increase in their percentage of shares held relative to the public stockholders. The sentence, as revised, now reads “If they do so and we complete the tender offer, the current proportional holdings of our executive officer employees in the Company, and all other participating employees, will increase relative to non-participating stockholders, including our public stockholders.” (emphasis added). It should be noted that, absent any intervening events, this current dilution is less than the dilution to public stockholders that would occur over the vesting schedule without the Exchange Offer because employees who participate in the Exchange Offer will receive only 80% of the underlying stock that has been granted.

Section 11 of the Offer to Exchange has also been amended by replacing in its entirety the third sentence of the second paragraph with the following: “Because these executive officers will tender unvested equity awards for outstanding stock in the tender offer, if we complete the tender offer, the current proportional holdings of the executive officers in our Company, and all other participating employees, will increase at that time relative to non-participating stockholders, including our public stockholders.”

Securities and Exchange Commission

February 25, 2009

The following table and its notes contain further detail about the holdings of the executive officer employees and the possible dilution to public stockholders.

Executive Officer	Eligible RSUs	Maximum Stock to be Issued*
Bupp, Karl E.	52,731	42,185
Gutstein, Adam J.	67,456	53,965
Sviokla, John J.	47,763	38,211
Warrington, Stephen	44,318	35,455
Weakland, Thomas E.	61,388	49,111

	273,656	218,927	**

*	Equals Eligible RSUs X 80%, rounded to the next higher whole share amount.
**	There are approximately 19.4 million public shares outstanding and 25.9 million total shares outstanding. Therefore, the 218,927 shares that could be issued to executive officers represent approximately 1.13% of the current public shares outstanding and 0.85% of the current total shares outstanding.

Assuming that all taxes are paid with cash and all Eligible RSUs are tendered, the maximum number of shares that could be issued in the Exchange Offer is 1,812,211. Therefore, at the closing of the Exchange Offer the participating employees as a group would increase their stock holdings from approximately 6.5 million shares to approximately 8.3 million shares, representing an increase from approximately 25% to 30% of total shares outstanding. The 218,927 shares that could be issued to executive officers represent approximately 0.79% of the 27.7 million total shares outstanding at the close of the Exchange Offer.

Procedures for Tendering Eligible RSUs, page 8

7.	You disclose how an Election Form may be obtained in order to tender RSUs into the offer. In your response letter, clarify whether you have provided such Form to eligible employees with the offer materials when initially distributed.

Response:

The Company provided an Election Form to all holders of Eligible RSUs when the offer materials were initially distributed.

8.	The disclosure here states that you reserve the right to waive any of the conditions of the offer as to any particular Eligible RSUs or any particular option holder, with no obligation to do so as to any other tendering holders. However, an offer condition (as opposed to a defect in an Election Form) by definition applies to the offer as a whole and to all participants, and cannot, consistent with the equal treatment provisions of Rule 13e-4(f)(8), be modified selectively. Please revise.

Securities and Exchange Commission

February 25, 2009

Response:

The disclosure has been revised to read as follows:

“We may waive any of the conditions of the offer with respect to all participants, and we may waive any defect or irregularity in any Election Form with respect to any particular Eligible RSUs.”

Acceptance of Eligible RSUs…, page 9

9.	Disclosure in the first paragraph indicates that the Company expects to issue the Issued Shares and place them with the Company’s transfer agent within approximately 10 business days following the expiration of the tender offer. Please revise this disclosure here to comply with Rule 13e-4(f)(5), which dictates that tendered securities must be paid for or returned “promptly” after the termination of an offer.

Response:

The disclosure has been revised to read as follows:

“We shall issue the Issued Shares and place them with the Company’s transfer agent promptly after the expiration of the tender offer.”

Certain Conditions of the Offer, page 10

10.	The first paragraph of this section suggests that there are events or conditions other than those listed on page 9 upon the occurrence of which the Company will not be required to accept any Eligible RSUs tendered for exchange because it suggests that the listed offer conditions represent only some of the instances in which the offer could be discontinued. All offer conditions must be fully described in the Offer to Exchange. Please either identify such conditions in this section or revise the disclosure to remove the implication that other conditions exist.

Response:

The first paragraph of Certain Conditions of the Tender Offer has been revised to read as follows:

“Notwithstanding any other provision of the tender offer, and in addition to (and not in limitation of) our rights to extend and/or amend the tender offer at any time, we will not be required to accept any Eligible RSUs that you elect to exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any Eligible RSUs that you elect to exchange, in each case at any time on or prior to the expiration date, if we determine that any of the following has occurred:”

Securities and Exchange Commission

February 25, 2009

11.	The Company also states in the first paragraph that it will not be required to accept any Eligible RSUs tendered for exchange if one of the listed offer conditions has been “triggered,” and in addition and in the Company’s reasonable judgment, such event makes it inadvisable to proceed with the offer. As the bidder, the Company has the right to waive any listed offer condition. However, if a condition is triggered, the Company may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to option holders. Please confirm the Company’s understanding on both points in your response letter.

Response:

The Company confirms its understanding that if one of the conditions to the offering is triggered, the Company may not waive the condition by failing to assert it. Rather the Company will affirmatively assert any waiver of one of the conditions. Depending on the materiality of the waived condition and the number of days remaining in the Exchange Offer, the Company understands that it may be required to extend the Exchange Offer and re-circulate new disclosure to holders of Eligible RSUs.

12.	We note the language in the last paragraph in this section, to the effect that “[o]ur failure to exercise any of these rights is not a waiver of any these rights.” If an event triggers a listed offer condition, and the Company determines to proceed with the offer anyway, it has waived the offer condition. See our comment above with respect to the possible need to extend the offer and disseminate additional offer materials. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform target option holders how it intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company’s understanding in your response letter.

Response:

The Company hereby confirms its understanding that when an offer condition is triggered by events that occur during the offer period and before the expiration of the Exchange Offer, the Company will inform target holders of Eligible RSUs how it intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Certain Information About Us, page 12

13.	We note that the Company has incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and has provided some of the summary information required by Item 1010(c). Please provide the information required

Securities and Exchange Commission

February 25, 2009

by Item 1010(c)(4) and (c)(5) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance.

Response:

The Company intends to comply with the requirements of Item 1010(c) of Regulation M-A. With respect to Item 1010(c)(4), the ratio of earnings to fixed charges as described in Item 503(d) of Regulation S-K does not apply to the Company because it does not have debt securities or preference equity securities outstanding. With respect to Item 1010(c)(5), the Company has revised its offer statement to include the following information about the book value per share:

	3/31/2004	3/31/2005	3/31/2006	3/31/2007	3/31/2008	12/31/2008
(in thousands except per share amounts)
Net Equity	$80,787	$117,945	$91,888	$95,927	$74,852	$60,822

Outstanding Shares at Balance Sheet Date	34,347	34,436	32,499	31,698	27,088	25,806
Book Value/share	$2.35	$3.43	$2.83	$3.03	$2.76	$2.36

Extension of the Offer; Termination; Amendment, page 17

14.	In the first paragraph of this section, the Company reserves the right to terminate the offer upon the occurrence of any of the events listed as offer conditions “by giving oral, electronic or written notice” of such termination to its employees. We do not believe that orally informing the employees of such a development, without more, satisfies the Company’s obligations under the tender offer rules. Please confirm that the Company will provide appropriate notice through the filing and dissemination of revised offer materials. See Rule 13e-4(c)(3) and (e)(3).

Response:

The Company confirms that it will provide appropriate notice through filing and dissemination of revised offer materials in the event of any extension of the time during which the tender offer will remain open or any termination of the tender offer. The reference to “oral” notice has been deleted in the revised offer materials.

Securities and Exchange Commission

February 25, 2009

The Company acknowledges that:

—the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

—the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments about any of the items responded to in this letter or in the Company’s Amendment No. 1 to Schedule TO or the Supplement, please call me at (312) 558-5600.

Very truly yours,

/s/ Leland E. Hutchinson

LEH:vr

Enclosures

cc:    Steven R. Worth, Diamond Management & Technology Consultants, Inc.